Jeffrey S. Marks, Esq.

9 Chatelaine

Newport Coast, California 92657

(949) 887-8877

October 24, 2017

Via Edgar

Securities and Exchange Commission

100 F. Street, NE

Washington, D.C. 20549-7410

Attn: Sonja Gupta Barros

Re:	Red Mountain Ventures Limited Partnership Draft Offering Statement on Form 1-A Submitted August 21, 2017 File No. 024-10729

Dear Ms. Gupta:

On behalf of our client, Red Mountain Ventures Limited Partnership, we hereby request qualification of the above-referenced offering statement at 5 p.m., Eastern Time, on October 26, 2017, or as soon thereafter as is practicable.

Very truly yours,

/Jeffrey S. Marks/

Jeffrey S. Marks